Exhibit 99.1

BARRICK PROGRESSES EXTENSION OF

LONG-TERM VALUE DELIVERY RUNWAY

ALL AMOUNTS EXPRESSED IN U.S. DOLLARS

Toronto, August 8, 2023 — Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) is on target to meet its gold and copper production guidance for 2023 and continues to advance major projects which will drive value delivery in the long term through organic growth, president and chief executive Mark Bristow said today.

Commenting on the company’s Q2 results, Bristow said improved performances from the Carlin complex in Nevada, the Kibali gold mine in the Democratic Republic of Congo and the Lumwana copper mine in Zambia have laid a sound foundation for production in the second half of the year which, as guided, is expected to surpass the first. Key drivers of higher anticipated the H2 results are the Q2 completion of major maintenance projects at Nevada Gold Mines (“NGM”) and the commissioning of the plant expansion at the Pueblo Viejo gold mine in the Dominican Republic.

Compared to Q1, gold production in Q2 was up 6% at just over 1 million ounces[1] while copper production increased by 22% to 107 million pounds.[1] Operating cash flow rose by 7% to $832 million, net earnings increased by 143% to 17 cents per share, and adjusted net earnings[2] increased by 36% to 19 cents per share. The quarterly dividend was maintained at 10 cents. Year-on-year, the total recordable injury frequency rate (“TRIFR”) was reduced by 8% and greenhouse gas emissions were reduced by 12%.[3]

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Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q2 2023	Q1 2023	Q2 2022

Realized gold price[1,4] ($ per ounce)	1,972	1,902	1,861

Net earnings ($ millions)	305	120	488

Adjusted net earnings[2] ($ millions)	336	247	419

Net cash provided by operating activities ($ millions)	832	776	924

Free cash flow[5] ($ millions)	63	88	169

Net earnings per share ($)	0.17	0.07	0.27

Adjusted net earnings per share[2] ($)	0.19	0.14	0.24

Attributable capital expenditures[6,7] ($ millions)	588	526	587
Operating Results	Q2 2023	Q1 2023	Q2 2022

Gold

Production[1] (000s of ounces)	1,009	952	1,043

Cost of sales[1,8] ($ per ounce)	1,323	1,378	1,216

Total cash costs[1,9] ($ per ounce)	963	986	855

All-in sustaining costs[1,9] ($ per ounce)	1,355	1,370	1,212

Copper

Production[1] (millions of pounds)	107	88	120

Cost of sales[1,8] ($ per pound)	2.84	3.22	2.11

C1 cash costs[1,10] ($ per pound)	2.28	2.71	1.70

All-in sustaining costs[1,10] ($ per pound)	3.13	3.40	2.87

Q2 2023 Results Presentation

Webinar and Conference Call

Mark Bristow will host a live presentation of the results today at 11:00 AM ET, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

Go to the webinar

US and Canada (toll-free), 1 800 319 4610

UK (toll-free), 0808 101 2791

International (toll), +1 416 915 3239

The Q2 2023 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

Best Assets

∎	Strong performances at Carlin, Kibali and Lumwana keep Barrick on track to deliver gold and copper production within annual guidance

∎	Stronger second half expected with completion of major shutdowns at NGM and Pueblo Viejo ramp-up in Q3

∎	New equipment at Lumwana delivers 40% increase in copper production, 21% decrease in cost of sales and 26% decrease in C1 cash costs[10] over Q1; more expected in H2 as we mine higher grade benches

∎	Solid Q2 production at Veladero places it firmly on track to deliver on full-year guidance

∎	Porgera continues to advance to restart, aided by settlement of legacy tax dispute and submission of new Special Mining Lease application

∎	Exploration progresses significant brownfields opportunities at Carlin, Cortez, Turquoise Ridge, Veladero, Loulo, Kibali and Lumwana while consolidating new prospective ground positions in USA, Canada, Dominican Republic, Peru, Chile, Tanzania and Côte d’Ivoire

Leader in Sustainability

∎	Pueblo Viejo receives environmental license for new tailings storage facility

∎	8% reduction in TRIFR[3] year-on-year

∎	12% decrease in greenhouse gas emissions versus H1 2022

∎	Successful reintroduction of 16 white rhinos into the Garamba National Park in DRC

Delivering Value

∎	7% increase in operating cash flow over Q1 to $832 million

∎	143% increase in net earnings per share over Q1 to $0.17 and 36% increase in adjusted net earnings per share[2] to $0.19 for Q2

∎	$0.10 per share dividend declared

BARRICK SECOND QUARTER 2023	2	PRESS RELEASE

CONTINUED FROM PAGE 1

The massive Pueblo Viejo expansion project is making significant progress with the process plant currently ramping up to full capacity. The plant expansion and associated new tailings storage facility will extend the Tier One11 mine’s life to beyond 2040 and is designed to sustain gold production above 800,000 ounces pear year (100% basis) going forward.12 In Papua New Guinea, the resolution of the tax dispute has allowed us to work toward the re-opening of the Porgera gold mine by the end of the year13, with a potential Tier One production profile, while the prefeasibility study on a Super Pit at Lumwana is driving its transformation into another Tier One asset, capable of producing into the 2060s.

In Pakistan, Barrick continues to make solid progress on the Reko Diq project. Reko Diq is targeting first production in 2028, at the same time that the Lumwana expansion is expected to be completed. Together, these projects will elevate Barrick into the premier league of copper producers, in line with its strategy of significantly expanding its copper portfolio.

Exploration, traditionally Barrick’s key growth driver, is advancing significant resource and reserve growth opportunities at Carlin, Cortez and Turquoise Ridge in Nevada, Veladero in Argentina and Loulo, Kibali and Lumwana in Africa. Barrick is also continuing to expand its global exploration footprint and has consolidated new prospective ground holdings in the USA, Canada, the Dominican Republic, Peru, Chile, Tanzania and Côte d’Ivoire.

“Our asset base is the best in the business and it gives us a platform from which we can clearly see and plan for the future, managing the challenges and maximizing the opportunities. At the halfway mark of this year, we’ve again advanced significantly towards our goal of building the world’s most valued gold and copper mining company, and we have the strategy, the means and the motivation to achieve that,” Bristow said.

BARRICK DECLARES Q2 DIVIDEND

Barrick today announced the declaration of a dividend of $0.10 per share for the second quarter of 2023.

The dividend is consistent with the company’s Performance Dividend Policy announced at the start of 2022.

The Q2 2023 dividend will be paid on September 15, 2023 to shareholders of record at the close of business on August 31, 2023.

“As a result of the continuing overall strength of our business and balance sheet, we have maintained the distribution of a robust base dividend to our shareholders, while our Performance Dividend Policy provides the potential for additional upside going forward,” said senior executive vice-president and chief financial officer Graham Shuttleworth.

THE POSITIVE IMPACT OF RESPONSIBLE MINING

Effective and equitable socio-economic development worldwide would not be possible without the transformative contribution of responsible mining, Mark Bristow said at the group’s third annual Sustainability Update on July 25.

Bristow said Barrick’s sustainability strategy was geared to the United Nations’ Sustainable Development Goals (SDGs), and in line with its commitment to transparency, its recently published Sustainability Report for 2022 showed how its operations contributed to or impacted on specific SDGs.

“We believe mining is the flywheel of development and therefore the entire industry is essential to the achievement of the SDGs,” he said.

Barrick’s Sustainability Executive, Grant Beringer, said the group was also making progress towards complete conformance with the latest best practices, including the International Council on Mining and Metals’ Performance Expectations, the World Gold Council’s Responsible Gold Mining Principles and the Global Industry Standard on Tailings Management. Barrick continues to meet or exceed its environmental targets, including recycling and reusing water — up to 83% from 80% in 2021 — and reducing greenhouse gas emissions by 12% year-on-year and 6% for 2022.

“We believe the mining industry is a catalyst for socioeconomic development through the infrastructure we build, the jobs we create, the businesses we support through our supply chains and the investments we make in local communities,” Beringer said.

The group’s current key focus areas are: using its purchasing power to drive down Scope 3 emissions from suppliers; developing a tool to measure its contribution to the conservation and regeneration of biodiversity; continuing to provide ESG raters with the latest sustainability-related information; and progressing the environmental and social studies at the giant Reko Diq project in Balochistan, Pakistan, where it is already delivering on its community development commitments, far ahead of the targeted first production in 2028.

“Done right, the mining industry is a powerful force for good in the global drive for social and economic development,” Bristow said.

BARRICK SECOND QUARTER 2023	3	PRESS RELEASE

NGM’s operating muscle has been beefed up with the ahead-of-schedule commissioning of the first seven of a new 22-unit Komatsu 930 fleet due this year.

FOCUS ON FLEXIBILITY AT NEVADA

With the completion of major maintenance shutdowns at NGM, and a significantly improved performance from Carlin, the focus on driving flexibility and reducing production risk has intensified.

NGM chairman Mark Bristow says while the superb quality of the complex’s assets and its enormous untapped potential make Nevada the value foundation on which operator and majority shareholder Barrick is growing its business, it has processing constraints which need to be overcome by boosting operational flexibility.

“We see at each of the three Tier One assets (Carlin, Cortez and Turquoise Ridge) multiple opportunities to strengthen the life of mine with near-mine growth using the current infrastructure in the midterm (Leeville, Ren), new projects that can extend the use of the processing facilities (Robertson), and a long-term portfolio targeting significant brownfields and greenfields (Fourmile, Turquoise Ridge Underground) to sustain current production past the 15-year window.”

“We’re planning to achieve this by increasing processing and mining run times, stepping up development at all the underground mines, improving and standardizing maintenance management, identifying and implementing efficiency initiatives, and tightening control of compliance with mine plans,” he says.

“Barrick’s mantra is that the best assets need to be managed by the best people so there’s been an equally strong focus on building a management team and a workforce with the skills and orientation required to make the most of the world’s largest gold mining complex. In this regard, it’s worth noting that the training center we established at NGM has already produced more than 170 frontline and support staff graduates.”

During the past quarter, NGM’s operating muscle was beefed up with the ahead-of-schedule commissioning of the first seven of a new 22-unit Komatsu 930 fleet due this year. The rest of a total of 62 are due to be commissioned over the next three years.

BARRICK SECOND QUARTER 2023	4	PRESS RELEASE

WHERE WOMEN SHINE

On June 15, Barrick joined the rest of the industry in celebrating the International Day of Women in Mining. As Mark Bristow notes, however, acknowledging and encouraging the important role women should be playing in this traditionally male-dominated business is an everyday strategic priority for Barrick.

“People are the ultimate resource, and we invest the same amount of attention into finding and developing them as we do in exploring for mineral resources,” Bristow says. “There’s a strong commercial as well as a moral motivation to make gender diversity part of this strategy. The communities in which we operate include large numbers of capable and committed women who just need an opportunity to show what they can contribute.

“That’s why we have recruitment drives and training programs specifically targeted at women as well as initiatives to raise awareness of the value of female economic empowerment in their communities.

“At our Pueblo Viejo mine in the Dominican Republic, for example, women represented 51% of new hires and 35% of internal promotions last year, and 23% of its workforce is now female. Across the group we had almost 3,000 female employees, representing 12% of our global workforce at the end of 2022, with 18% of management positions and 16% of senior management positions being held by women. We’re working hard to make that proportion larger.”

LUMWANA’S BURIED TREASURE

HOW BARRICK CREATES VALUE BY UNCOVERING POTENTIAL

Barrick’s post-merger focus on developing a clear understanding of the geological structures underlying its assets has unlocked enormous potential across the group, most recently at the 100% owned Lumwana copper mine in Zambia.

The transformation of this mine into a potential Tier One operation with a significant free cash flow and a life expectancy into the 2060s is well under way, with the accelerated pre-feasibility study scheduled for completion towards the end of next year. Pre-construction will start in 2025 with 2028 targeted for first production. Concurrent with the expansion, the existing process plant will be upgraded to support the new mine life.

“Resource conversion of the Chimiwungo Super Pit extension has started and the results to date have confirmed the deposit’s potential to provide the foundation for the Lumwana expansion project. Meanwhile resource definition drilling at the near-surface, low-strip Kamisengo deposit has shown that it can support the process plant feed during the stripping phase of the super pit,” says Sebastiaan Bock, chief operating officer of Barrick’s Africa & Middle East region.

Mark Bristow says when the new Lumwana and Reko Diq both come on stream, which is currently expected in 2028,

they will promote Barrick to the premier league of copper producers alongside its peerless gold portfolio.

“Both these projects demonstrate Barrick’s unique ability to extract every ounce or pound of value from assets already in its portfolio,” he says.

BARRICK SECOND QUARTER 2023	5	PRESS RELEASE

ORGANIC GROWTH IN MINERAL RESERVES SUPPORTS

BARRICK’S 10-YEAR PRODUCTION PROFILE

Exploration continues to be the driving force that sets Barrick apart from its peers by delivering significant and sustained growth in attributable, proven and probable reserves.

“Since the 2019 merger with Randgold, we’ve replaced 125% of the gold depleted by mining (exclusive of divestments and acquisitions on a gold equivalent basis)14 by unlocking the full value of Barrick’s assets and successfully expanding the asset base through brownfields exploration,” says Simon Bottoms, mineral resource management and evaluation executive.

“One of the big advantages of having high-quality assets in the world’s most prospective regions is that we have a long replacement planning runway. A key group deliverable is the organic replacement of depletion on a rolling three-year basis. Our focus for the rest of this year is on building the mineral resources that will serve as the foundation for future conversion into reserves.”

In Nevada, Barrick continues to work on multiple Tier One targets that are expected to materially grow the resource and reserve potential of one of the world’s most endowed mining complexes. In the Africa & Middle East region, resource conversion drilling at Kibali, Yalea at Loulo-Gounkoto and Bulyanhulu is expected to again replace depletion this year.

“Looking ahead to 2024, the completion of the prefeasibility study on the Lumwana Super Pit expansion project and the updated feasibility study on the Reko Diq project in Pakistan is expected to deliver organic growth over and above annual depletion in the group’s mineral reserves. Next year’s reserve growth is also expected to be supported by the completion of conversion drilling in the greater Leeville complex and elsewhere at NGM,” says Bottoms.

BARRICK SECOND QUARTER 2023	6	PRESS RELEASE

A PROUD HISTORY, A BRIGHT FUTURE

Barrick marked its 40th birthday this year, celebrating its growth from the modest, small-scale operation started by Canadian mining pioneer Peter Munk in the early 1980s.

When Barrick listed on the Toronto Stock Exchange on May 2, 1983, it had a market capitalization of C$100 million and produced 30,000 ounces of gold in its first full year of production. Since its merger with Randgold in 2019, the company aspires to be the world’s most valued gold and copper business with the best assets managed by the best people and delivering the best returns and benefits for all its stakeholders.

Barrick today has a multi billion dollar market capitalization and produced 4.1 million ounces of gold and 440 million pounds of copper in 20221 from a mine and project portfolio spanning 19 countries.

Ringing the closing bell of the Toronto Stock Exchange to commemorate Barrick’s 40th anniversary.

BRINGING BACK WHITE RHINOS TO THE DRC

Barrick was the sole donor in the recent translocation of 16 southern white rhinos to the Democratic Republic of the Congo’s Garamba National Park, near our Kibali Gold Mine, in collaboration with the Institut Congolais pour la Conservation de la Nature (ICCN), African Parks and &Beyond Phinda Private Game Reserve in Kwazulu-Natal, South Africa, from where the rhinos were sourced. Northern white rhinos were last seen in the park in 2006 and are now considered extinct.

This latest sustainability initiative forms part of Barrick’s longstanding partnership with African Parks and Garamba, which has seen the company provide more than $2.5 million for tracking collars, fuel for observation planes, rescue and rehabilitation programs as well as improvements to critical infrastructure such as roads and bridges.

Additionally, Barrick will fund the translocation of a further 60 white rhinos from South Africa to Garamba over the next three years. The project is aligned with Barrick’s biodiversity strategy which places importance on restoring and conserving areas with high conservation value and the species within those habitats.

BARRICK SECOND QUARTER 2023	7	PRESS RELEASE

Barrick president and chief executive Mark Bristow and Pueblo Viejo president Juana Barceló speak to local media during a briefing on July 27.

A COMPREHENSIVE MULTI-YEAR PROCESS EXTENDS

THE LIFE OF PUEBLO VIEJO TO BEYOND 2040

The Barrick-operated Pueblo Viejo mine continues to advance the engineering design for the El Naranjo tailings storage facility (TSF) project which will extend its life to 2040 and beyond.12 The plant expansion and associated new TSF is designed to sustain gold production above 800,000 ounces per year (100% basis) going forward.12

Speaking at a local media briefing on July 27, Mark Bristow said that the comprehensive engineering, environmental and community process, conducted over several years, would enable Pueblo Viejo to double the enormous contribution it had already made to the Dominican Republic’s economy.

In line with its commitment to transparency, Bristow detailed the process leading up to the issuance of the environmental licence recently received for the new TSF. This started with a comprehensive site selection in line with the Global Industry Standard on Tailings Management (GISTM) and in consultation with the Government and communities.

Following the site selection process, an Environmental and Social Impact Assessment (ESIA) was completed which considered potential impacts associated with the preferred and alternative sites. This involved the completion of numerous specialist studies undertaken by independent in-

country and international experts, including an independent peer review.

The company consulted with interested and affected parties over the course of four years, including more than 3,000 community engagements and two open public participation meetings. In line with the company’s commitment to transparency and best practice, open public meetings were advertised in local and national media and allowed sufficient opportunity for all parties to raise concerns, questions and comments throughout the process.

“Mining is the driver for global development and to date, Pueblo Viejo has paid a total of $3.2 billion in direct and indirect taxes since commencing commercial production in 2013. The extension of the mine’s life will allow Pueblo Viejo to continue being a major creator of value for the Dominican Republic and its people far into the future,” Bristow said.

BARRICK SECOND QUARTER 2023	8	PRESS RELEASE

TWIGA TRANSFORMS TANZANIAN MINING,

SETS STANDARD FOR INDUSTRY

Twiga Minerals, the joint venture between the Tanzanian government and Barrick, has revitalized the country’s gold mining industry through a partnership that should serve as a model for similar operations, particularly in developing regions, says Mark Bristow.

Briefing media at a visit to the North Mara mine in July, Bristow said, in 2019, when Barrick took control over North Mara and Bulyanhulu — the mines that now form the Twiga complex – both were rundown and at a virtual standstill due to a deadlocked dispute between the government and the previous operators.

“We settled the dispute and established Twiga as a 50:50 economic benefits sharing partnership, which also vested a 16% shareholding in each mine with the government. We reinvented the mines which now, as a combined complex, produce gold at a Tier One level. So successful are these operations that, since Barrick’s buyout of the minority shareholders, they have contributed more than $2.8 billion to the Tanzanian economy in the form of taxes, levies, dividends, salaries and payments to local suppliers,” Bristow said.

“Equally important, we have fixed the environmental, land claims and human rights issues that destroyed these mines’ reputations and have restored their social licence to operate as an integral member of their communities. Since its establishment, Twiga has invested more than $12.5 million in landmark projects — identified in collaboration with the community development committees we established at the mines — to provide access to quality healthcare, educational facilities, potable water and alternative sources of income. Among these is an irrigation system which is expected to substantially improve production for more than 2,350 farmers, as well as a potable water tower that provides water to nearly 35,000 residents.”

Twiga has also committed $30 million to a Future Forward School Program. In partnership with the government, it will build 1,090 classrooms and other facilities across 161 schools nationwide, to accommodate some 49,000 students who started their A-levels in July this year. In addition, it has pledged $40 million to construct a 73 kilometre road from Kahama to Kakola.

Operationally, Bristow said the Twiga complex was continuing its strong production performance and was well on track to achieve its guidance for the year. Both mines are maintaining a strong focus on the health and safety of their workers, and in April Bulyanhulu won the Overall Tanzanian OSHA1 Compliance Award for 2023 in the Mining Sector Category and North Mara was second runner-up.

Globally, Barrick has a policy of prioritizing local employment and at Twiga this has delivered a workforce which is 96% Tanzanian, with almost half drawn from the communities around the mines.

Bristow said conversion drilling at North Mara was successfully replacing the reserves depleted by mining and first ore was mined at the mine’s new Gena pit last quarter. Additional opportunities for resource conversion have been identified at both mines.

“Barrick is committed to expanding its presence in Tanzania from our base here. We are currently consolidating key prospecting licences in the country with a view to expanding our existing reserves and resources as well as to discovering new world-class gold deposits,” he said.

BARRICK SECOND QUARTER 2023	9	PRESS RELEASE

KIBALI SET TO ROLL OUT NEW 10-YEAR PLAN

ON BACK OF PRODUCTION RAMP-UP

AND RESERVE REPLACEMENT

Africa’s biggest gold mine, Kibali, stepped up production significantly in the past quarter as part of its planned ramp-up and is well on track to achieve its annual guidance. At the same time, successful exploration is expected to more than replace reserves depleted by mining again this year.

Briefing media in Kinshasa, Mark Bristow said the 10-year-old mine was now rolling out its business plan for the next decade, securing its status as one of the company’s elite portfolio of Tier One mines — those capable of producing 500,000 ounces or more of gold for at least 10 years at a cost below the industry average.

The mine draws most of its power from its three hydropower stations on the Kibali river. A planned 16MW solar farm, designed to back up the hydropower during the Democratic Republic of Congo’s (DRC’s) dry season, is expected to increase the renewable power contribution to the mine’s energy grid from 79% to 88%, with Kibali running entirely on renewables during the wet season.

Bristow said the creation of a world-class mine and a thriving local economy in one of the DRC’s remotest and least developed regions represented a triumph for the successful partnership between Barrick, the country’s government and its host communities.

“Our stakeholders in the DRC have benefited enormously from Kibali, which over the past 10 years has contributed

$4.6 billion to the country in the form of dividends, royalties and taxes. In line with our local procurement policy, Kibali gives preference to Congolese suppliers and contractors, who to date have received $2.5 billion from the mine,” Bristow said.

“Barrick’s commitment to the DRC is also evident from the extensive support we have given the Garamba National Park, contributing to the conservation of high value biodiversity. Most recently we led the drive to reintroduce white rhinos to the park, where they were last seen 17 years ago. Last month 16 of these rhinos were successfully introduced to Garamba with a further 60 scheduled for delivery over the next three years.”

Kibali’s Cahier des Charges program launched eleven projects in 2023 with seven of these scheduled for completion this July. The mine is investing $8.9 million in this program over five years. The community development fund is also implementing a number of new projects.

BARRICK SECOND QUARTER 2023	10	PRESS RELEASE

SUCCESSFUL EXPLORATION CONTINUES

TO EXTEND TONGON’S LIFE OF MINE

Originally scheduled for closure in 2020, the life of Barrick’s Tongon gold mine continues to be extended through successful exploration campaigns.

Tongon general manager Hilaire Diarra says that since Tongon poured its first gold in 2010, the mine has contributed $2.2 billion to the Ivorian economy in the form of taxes, infrastructure development, salaries and payments to local suppliers.

“Extending its life will help ensure that Tongon is still able to share the value it creates with all its Ivorian stakeholders continuing its investment in community infrastructure development and income-generating projects. Exploration has further delivered the Seydou North, Tongon West and Djinni satellite targets adding to the life of mine. Barrick has now also been awarded a new exploration permit for Boundiali and drilling is ongoing at the Fonondara conversion project,” he said.

“In spite of the fact that throughout its life Tongon has had to contend with serious operational issues, as well as a challenging socio-political environment, since pouring first gold it has never had an unprofitable quarter, which is a tribute to the dedication of the mine’s successive management teams. At the halfway mark of this year, it is on track to once again achieve its annual production guidance.”

BARRICK SECOND QUARTER 2023	11	PRESS RELEASE

SUCCESSFUL PARTNERSHIP WILL

KEEP GOLD SHINING FOR MALI

The 26-year-long partnership between Barrick (previously Randgold) and the state of Mali has built the country’s gold mining industry into a world leader and positioned it strongly for further growth, says Mark Bristow.

Speaking at a media briefing at the Loulo-Gounkoto complex, Bristow said the complex was one of the world’s top 10 gold producers and the biggest business in terms of enterprise value in the whole of West Africa. Together with the Morila mine, the complex has contributed $9.3 billion to the Malian economy and accounted for between 5% and 10% of the country’s GDP over the past 10 years. Loulo-Gounkoto is one of Mali’s largest taxpayers and employers, with a workforce of some 7,000, 97% of whom are Malian nationals. Over the life of the complex the state has received more than 70% of the economic benefits it created.

“We are continuing to invest in the future of Loulo-Gounkoto. Successful exploration is more than replacing the ounces we mine as well as identifying new growth opportunities with the potential to deliver the next generation of major discoveries in the Loulo region. The new underground mine at Gounkoto – the complex’s third – has developed its first production stopes and the Yalea South cutback is ahead of plan,” Bristow said.

“We foresee that the complex will be a major contributor to the Malian economy for years to come. The achievement of that vision will require the continued commitment to the mutually rewarding partnership which has brought us this far and delivered sustainable benefits to all stakeholders, including the country’s citizens.”

In line with Barrick’s global policy of local procurement, Malian suppliers accounted for 74% of the complex’s purchases, amounting to $298 million, during the first half of this year.

Turning to Loulo-Gounkoto’s operations, Bristow said the complex was continuing to perform strongly and was on track to achieve its production guidance for this year. It remains tightly focused on the safety of its workers and there were no lost-time injuries again during the past quarter.

As part of Barrick’s transition to renewable energy, the complex is extending its solar power installation by 48MW and battery storage system by 38MVA. The project is already feeding 10MW into the mines micro-grid and it is expected that its second phase will be commissioned well ahead of the current end-2024 completion date.

BARRICK SECOND QUARTER 2023	12	PRESS RELEASE

HERITAGE FUND WILDLIFE ENDOWMENT SUPPORTS

HABITAT ENHANCEMENT AND RESTORATION PROJECTS

NGM has established a new Wildlife Endowment, created as an extension of the company’s non-profit employee giving program, the Heritage Fund.

The Wildlife Endowment was established in partnership with the Nevada Department of Wildlife (NDOW) as a sustainable environmental fund dedicated to wildlife habitat enhancement and restoration projects supporting wildland fire prevention, restoration, and riparian and stream health initiatives across Nevada.

The Heritage Fund recently approved $5 million of the $20 million commitment by NGM to be earmarked for Wildlife Endowment funding. Once fully funded in mid-2025, any environmental entity able to leverage qualified State or Federal matching grants whose efforts fit within fire prevention, restoration, and riparian and stream health categories will have the opportunity to request funding. One of the many benefits of the Wildlife Endowment is its accessibility to NGM employees, who will have the opportunity to easily donate to the fund and receive an additional 120% NGM match.

“We are very proud of this new environmental endowment, as it aligns with the Heritage Fund’s mission of supporting the sustainability of community programs and initiatives. It is a clear demonstration of our commitment to environmental stewardship alongside NDOW and other environmental agencies who are already doing great work in our communities and across the state,” says NGM executive managing director Peter Richardson.

Pictured left to right: Mikayla Morfin, NGM Heritage Fund Board Vice President; Alissa Wood, Barrick North America Head of Corporate Social Responsibility; Caleb McAdoo, NDOW Regional Supervisor; Peter Richardson, NGM Executive Managing Director; and Chris McAnany, NGM Manager of Corporate Social Responsibility.

VELADERO RECOGNIZED AS FIRST ARGENTINE MINE

TO IMPLEMENT TSM STANDARD

Veladero has become the first mine in Argentina to achieve compliance with the Towards Sustainable Mining (TSM) Standard, earning a special distinction from the Argentine Chamber of Mining (CAEM) during the Arminera 2023 summit, the industry’s flagship event in the country.

“Attaining TSM verification for Veladero is a testament to our commitment to society, especially our employees, neighbouring communities, and future generations, in developing sustainable mining practices. The transformation effort at Veladero spanned four years of intense work across all departments in the company. Veladero has confirmed its status as an open and transparent partner, fully accountable to society,” said Marcelo Álvarez, executive director of government relations for Barrick South America, upon receiving the special mention.

Towards Sustainable Mining is a standard developed by the Mining Association of Canada (MAC) that sets quality and control standards to ensure responsible and transparent mining operations. The system consists of protocols with ratings that cover the most relevant environmental and social aspects, including biodiversity conservation, community engagement, human rights, and mine closure, among others.

BARRICK SECOND QUARTER 2023	13	PRESS RELEASE

BARRICK TARGETS 2028

FOR FIRST PRODUCTION FROM REKO DIQ

Mark Bristow says with the updated feasibility study on the giant Reko Diq copper-gold project making rapid progress, the company is aiming to start production in 2028.

Speaking at the inaugural session of Pakistan’s first Minerals Summit on August 1, Bristow said the signing of the New Reko Diq agreement last year was a landmark event in the development of a mining industry in Pakistan, a process which will be accelerated by the Minerals Summit.

“I hope the momentum created by this event will be sustained by successive efforts to unlock this sector’s full potential and build its capacity by attracting other foreign investors to follow Barrick, to the lasting benefit of Pakistan and its people,” he said.

“There is a growing demand for metals and minerals, especially copper, and the challenge for mining companies and their host governments is to ensure that these resources are extracted in a responsible and equitable manner. Barrick believes in the principle of mutual advantage and shares the value its operations create with all stakeholders, including its host countries and communities.”

Bristow noted that Reko Diq was the latest manifestation of Barrick’s partnership model, already successfully applied elsewhere in its global portfolio. Barrick owns 50% of Reko Diq and is developing and will operate the mine. The Balochistan province, which hosts the deposit, has a 25% share and the federal government holds the other 25% through state-owned entities.15

Reko Diq Mining Company constitutes a 25-member Community Development Committee at Nokkundi in the Chagai district of Balochistan in May 2023.

Barrick continues its social investment program around the Reko Diq project area with the inauguration of a primary school at the Mashki Chah village.

REKO DIQ CONSTITUTES COMMUNITY DEVELOPMENT

COMMITTEE FOR LOCALLY DRIVEN DEVELOPMENT

The Reko Diq Mining Company has constituted a 25-member Community Development Committee (CDC) at Nokkundi, the nearest town to Reko Diq, in the Chagai district of Balochistan. The CDC comprises local stakeholders and community leaders who will guide the company’s social investment plan in the area.

Reko Diq country manager Ali Ehsan Rind said: “In all its operations worldwide, Barrick strives to be a good corporate citizen and a genuine partner of the host communities in locally led development. With the formation of this CDC, representing all the key local stakeholders, I am confident that our work will become a catalyst for the social development of the local communities.”

The Nokkundi CDC, formed after an extensive consultation process, has the responsibility to identify social investment initiatives to be undertaken by the company. It is a concrete step to ensuring that Reko Diq delivers social investment projects of significant and lasting benefit to the local communities among whom it will operate.

Reko Diq will be a multi-generational mine with a life of at least 40 years. During peak construction the project is expected to employ 7,500 people and once in production it will create some 4,000 long-term jobs. Barrick’s policy of prioritizing local employment and suppliers will have a positive impact on the local economy.

The company plans to complete the Reko Diq feasibility study update by the end of 2024, with 2028 targeted for first production from the giant copper-gold mine in the country’s Balochistan province. The new Reko Diq agreement ensures that benefits from the project start accruing to the people of Balochistan well before the mine goes into production through advancing royalties and social development investments.

BARRICK SECOND QUARTER 2023	14	PRESS RELEASE

APPENDIX

2023 Operating and Capital Expenditure Guidance

 GOLD PRODUCTION AND COSTS

	2023 forecast attributable production (000s oz)	2023 forecast cost of sales[8] ($/oz)	2023 forecast total cash costs[9] ($/oz)	2023 forecast all-in sustaining costs[9] ($/oz)

Carlin (61.5%)	910 - 1,000	1,030 - 1,110	820 - 880	1,250 - 1,330

Cortez (61.5%)[16]	580 - 650	1,080 - 1,160	680 - 740	930 - 1,010

Turquoise Ridge (61.5%)	300 - 340	1,290 - 1,370	900 - 960	1,170 - 1,250

Phoenix (61.5%)	100 - 120	1,860 - 1,940	880 - 940	1,110 - 1,190

Long Canyon (61.5%)	0 - 10	2,120 - 2,200	730 - 790	1,080 - 1,160

Nevada Gold Mines (61.5%)	1,900 - 2,100	1,140 - 1,220	790 - 850	1,140 - 1,220

Hemlo	150 - 170	1,400 - 1,480	1,210 - 1,270	1,590 - 1,670

North America	2,100 - 2,300	1,160 - 1,240	820 - 880	1,170 - 1,250

Pueblo Viejo (60%)	470 - 520	1,130 - 1,210	710 - 770	960 - 1,040

Veladero (50%)	160 - 180	1,630 - 1,710	1,060 - 1,120	1,550 - 1,630

Porgera (47.5%)[13]	—	—	—	—

Latin America & Asia Pacific	630 - 700	1,260 - 1,340	800 - 860	1,110 - 1,190

Loulo-Gounkoto (80%)	510 - 560	1,100 - 1,180	750 - 810	1,070 - 1,150

Kibali (45%)	320 - 360	1,080 - 1,160	710 - 770	880 - 960

North Mara (84%)	230 - 260	1,120 - 1,200	900 - 960	1,240 - 1,320

Bulyanhulu (84%)	160 - 190	1,230 - 1,310	880 - 940	1,160 - 1,240

Tongon (89.7%)	180 - 210	1,260 - 1,340	1,070 - 1,130	1,240 - 1,320

Africa & Middle East	1,450 - 1,600	1,130 - 1,210	820 - 880	1,080 - 1,160

Total Attributable to Barrick[17,18,19]	4,200 - 4,600	1,170 - 1,250	820 - 880	1,170 - 1,250
COPPER PRODUCTION AND COSTS

	2023 forecast attributable production (Mlbs)	2023 forecast cost of sales[8] ($/lb)	2023 forecast C1 cash costs[9] ($/lb)	2023 forecast all-in sustaining costs[9] ($/lb)

Lumwana	260 - 290	2.45 - 2.75	2.00 - 2.20	3.20 - 3.50

Zaldívar (50%)	100 - 110	3.40 - 3.70	2.60 - 2.80	2.90 - 3.20

Jabal Sayid (50%)	65 - 75	1.80 - 2.10	1.50 - 1.70	1.60 - 1.90

Total Attributable to Barrick[19]	420 - 470	2.60 - 2.90	2.05 - 2.25	2.95 - 3.25

ATTRIBUTABLE CAPITAL EXPENDITURES

($ millions)

Attributable minesite sustaining[6]	1,450 - 1,700

Attributable project[6]	750 - 900

Total attributable capital expenditures[6]	2,200 - 2,600

 2023 OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS

	2023 Guidance Assumption	Hypothetical Change	Impact on EBITDA[20] (millions)	Impact on TCC and AISC[9,10]

Gold price sensitivity	$1,650/oz	+/- $100/oz	+/-$590	+/-$5/oz

Copper price sensitivity	$3.50/lb	+/- $0.25/lb	+/- $110	+/-$0.01/lb

BARRICK SECOND QUARTER 2023	15	PRESS RELEASE

Production and Cost Summary - Gold

	For the three months ended

	6/30/23	3/31/23	% Change	6/30/22	% Change

Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	458	416	10%	462	(1)%

Gold produced (000s oz 100% basis)	744	676	10%	751	(1)%

Cost of sales ($/oz)	1,357	1,461	(7)%	1,171	16%

Total cash costs ($/oz)[b]	1,009	1,074	(6)%	856	18%

All-in sustaining costs ($/oz)[b]	1,388	1,436	(3)%	1,238	12%

Carlin (61.5%)[c]

Gold produced (000s oz attributable basis)	248	166	49%	243	2%

Gold produced (000s oz 100% basis)	403	270	49%	394	2%

Cost of sales ($/oz)	1,240	1,449	(14)%	1,042	19%

Total cash costs ($/oz)[b]	1,013	1,215	(17)%	862	18%

All-in sustaining costs ($/oz)[b]	1,407	1,689	(17)%	1,192	18%

Cortez (61.5%)[c]

Gold produced (000s oz attributable basis)	110	140	(21)%	97	13%

Gold produced (000s oz 100% basis)	178	226	(21)%	158	13%

Cost of sales ($/oz)	1,346	1,324	2%	1,168	15%

Total cash costs ($/oz)[b]	972	913	6%	850	14%

All-in sustaining costs ($/oz)[b]	1,453	1,233	18%	1,538	(6)%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	68	81	(16)%	75	(9)%

Gold produced (000s oz 100% basis)	112	131	(16)%	122	(9)%

Cost of sales ($/oz)	1,466	1,412	4%	1,289	14%

Total cash costs ($/oz)[b]	1,088	1,034	5%	928	17%

All-in sustaining costs ($/oz)[b]	1,302	1,271	2%	1,195	9%

Phoenix (61.5%)

Gold produced (000s oz attributable basis)	29	27	7%	26	12%

Gold produced (000s oz 100% basis)	46	45	7%	43	12%

Cost of sales ($/oz)	2,075	2,380	(13)%	2,114	(2)%

Total cash costs ($/oz)[b]	948	1,198	(21)%	895	6%

All-in sustaining costs ($/oz)[b]	1,132	1,365	(17)%	1,152	(2)%

Long Canyon (61.5%)

Gold produced (000s oz attributable basis)	3	2	50%	21	(86)%

Gold produced (000s oz 100% basis)	5	4	50%	34	(86)%

Cost of sales ($/oz)	1,640	1,621	1%	1,280	28%

Total cash costs ($/oz)[b]	637	579	10%	450	42%

All-in sustaining costs ($/oz)[b]	677	629	8%	459	47%

Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	77	89	(13)%	105	(27)%

Gold produced (000s oz 100% basis)	128	149	(13)%	175	(27)%

Cost of sales ($/oz)	1,344	1,241	8%	1,154	16%

Total cash costs ($/oz)[b]	840	714	18%	724	16%

All-in sustaining costs ($/oz)[b]	1,219	1,073	14%	1,024	19%

BARRICK SECOND QUARTER 2023	16	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	6/30/23	3/31/23	% Change	6/30/22	% Change

Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	141	137	3%	140	1%

Gold produced (000s oz 100% basis)	176	172	3%	175	1%

Cost of sales ($/oz)	1,150	1,275	(10)%	1,093	5%

Total cash costs ($/oz)[b]	801	855	(6)%	730	10%

All-in sustaining costs ($/oz)[b]	1,245	1,190	5%	1,013	23%

Kibali (45%)

Gold produced (000s oz attributable basis)	87	64	36%	81	7%

Gold produced (000s oz 100% basis)	195	141	36%	180	7%

Cost of sales ($/oz)	1,269	1,367	(7)%	1,164	9%

Total cash costs ($/oz)[b]	797	987	(19)%	738	8%

All-in sustaining costs ($/oz)[b]	955	1,177	(19)%	946	1%

Veladero (50%)

Gold produced (000s oz attributable basis)	54	43	26%	58	(7)%

Gold produced (000s oz 100% basis)	108	86	26%	116	(7)%

Cost of sales ($/oz)	1,424	1,587	(10)%	1,369	4%

Total cash costs ($/oz)[b]	999	1,035	(3)%	861	16%

All-in sustaining costs ($/oz)[b]	1,599	1,761	(9)%	1,461	9%

Porgera (47.5%)[d]

Gold produced (000s oz attributable basis)	—	—	— %	—	— %

Gold produced (000s oz 100% basis)	—	—	— %	—	— %

Cost of sales ($/oz)	—	—	— %	—	— %

Total cash costs ($/oz)[b]	—	—	— %	—	— %

All-in sustaining costs ($/oz)[b]	—	—	— %	—	— %

Tongon (89.7%)

Gold produced (000s oz attributable basis)	44	50	(12)%	41	7%

Gold produced (000s oz 100% basis)	49	55	(12)%	46	7%

Cost of sales ($/oz)	1,514	1,453	4%	2,025	(25)%

Total cash costs ($/oz)[b]	1,380	1,182	17%	1,558	(11)%

All-in sustaining costs ($/oz)[b]	1,465	1,284	14%	1,655	(11)%

Hemlo

Gold produced (000s oz)	35	41	(15)%	36	(3)%

Cost of sales ($/oz)	1,562	1,486	5%	1,698	(8)%

Total cash costs ($/oz)[b]	1,356	1,291	5%	1,489	(9)%

All-in sustaining costs ($/oz)[b]	1,634	1,609	2%	1,804	(9)%

North Mara (84%)

Gold produced (000s oz attributable basis)	64	68	(6)%	66	(3)%

Gold produced (000s oz 100% basis)	77	81	(6)%	79	(3)%

Cost of sales ($/oz)	1,208	987	22%	1,060	14%

Total cash costs ($/oz)[b]	942	759	24%	756	25%

All-in sustaining costs ($/oz)[b]	1,355	1,137	19%	957	42%

BARRICK SECOND QUARTER 2023	17	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	6/30/23	3/31/23	% Change	6/30/22	% Change

Bulyanhulu (84%)

Gold produced (000s oz attributable basis)	49	44	11%	54	(9)%

Gold produced (000s oz 100% basis)	58	53	11%	65	(9)%

Cost of sales ($/oz)	1,231	1,358	(9)%	1,163	6%

Total cash costs ($/oz)[b]	850	982	(13)%	836	2%

All-in sustaining costs ($/oz)[b]	1,105	1,332	(17)%	1,094	1%

Total Attributable to Barrick[e]

Gold produced (000s oz)	1,009	952	6%	1,043	(3)%

Cost of sales ($/oz)[f]	1,323	1,378	(4)%	1,216	9%

Total cash costs ($/oz)[b]	963	986	(2)%	855	13%

All-in sustaining costs ($/oz)[b]	1,355	1,370	(1)%	1,212	12%

a.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Includes Goldrush.

d.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.

e.	Excludes Pierina, which is producing incidental ounces while in closure.

f.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK SECOND QUARTER 2023	18	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended

	6/30/23	3/31/23	% Change	6/30/22	% Change

Lumwana

Copper production (Mlbs)	67	48	40%	75	(11)%

Cost of sales ($/lb)	2.80	3.56	(21)%	2.01	39%

C1 cash costs ($/lb)[a]	2.30	3.09	(26)%	1.68	37%

All-in sustaining costs ($/lb)[a]	3.29	3.98	(17)%	3.28	— %

Zaldívar (50%)

Copper production (Mlbs attributable basis)	22	22	0%	25	(12)%

Copper production (Mlbs 100% basis)	43	44	0%	50	(12)%

Cost of sales ($/lb)	3.89	3.73	4%	2.88	35%

C1 cash costs ($/lb)[a]	3.02	2.86	6%	2.17	39%

All-in sustaining costs ($/lb)[a]	3.73	3.22	16%	2.65	41%

Jabal Sayid (50%)

Copper production (Mlbs attributable basis)	18	18	0%	20	(10)%

Copper production (Mlbs 100% basis)	35	37	0%	40	(10)%

Cost of sales ($/lb)	1.61	1.53	5%	1.45	11%

C1 cash costs ($/lb)[a]	1.26	1.39	(9)%	1.09	16%

All-in sustaining costs ($/lb)[a]	1.42	1.61	(12)%	1.19	19%

Total Attributable to Barrick

Copper production (Mlbs)	107	88	22%	120	(11)%

Cost of sales ($/lb)[b]	2.84	3.22	(12)%	2.11	35%

C1 cash costs ($/lb)[a]	2.28	2.71	(16)%	1.70	34%

All-in sustaining costs ($/lb)[a]	3.13	3.40	(8)%	2.87	9%

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK SECOND QUARTER 2023	19	PRESS RELEASE

Financial and Operating Highlights

	For the three months ended					For the six months ended

	6/30/23	3/31/23	% Change	6/30/22	% Change	6/30/23	6/30/22	% Change

Financial Results ($ millions)

Revenues	2,833	2,643	7%	2,859	(1)%	5,476	5,712	(4)%

Cost of sales	1,937	1,941	0%	1,850	5%	3,878	3,589	8%

Net earnings[a]	305	120	154%	488	(38)%	425	926	(54)%

Adjusted net earnings[b]	336	247	36%	419	(20)%	583	882	(34)%

Adjusted EBITDA[b]	1,368	1,183	16%	1,527	(10)%	2,551	3,172	(20)%

Adjusted EBITDA margin[c]	48%	45%	7%	53%	(9)%	47%	56%	(16)%

Minesite sustaining capital expenditures[b,d]	524	454	15%	523	0%	978	943	4%

Project capital expenditures[b,d]	238	226	5%	226	5%	464	412	13%

Total consolidated capital expenditures[d,e]	769	688	12%	755	2%	1,457	1,366	7%

Net cash provided by operating activities	832	776	7%	924	(10)%	1,608	1,928	(17)%

Net cash provided by operating activities margin[f]	29%	29%	0%	32%	(9)%	29%	34%	(15)%

Free cash flow[b]	63	88	(28)%	169	(63)%	151	562	(73)%

Net earnings per share (basic and diluted)	0.17	0.07	143%	0.27	(37)%	0.24	0.52	(54)%

Adjusted net earnings (basic)[b] per share	0.19	0.14	36%	0.24	(21)%	0.33	0.50	(34)%

Weighted average diluted common shares (millions of shares)	1,755	1,755	0%	1,777	(1)%	1,755	1,778	(1)%

Operating Results

Gold production (thousands of ounces)[g]	1,009	952	6%	1,043	(3)%	1,961	2,033	(4)%

Gold sold (thousands of ounces)[g]	1,001	954	5%	1,040	(4)%	1,955	2,033	(4)%

Market gold price ($/oz)	1,976	1,890	5%	1,871	6%	1,932	1,874	3%

Realized gold price[b,g] ($/oz)	1,972	1,902	4%	1,861	6%	1,938	1,868	4%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,323	1,378	(4)%	1,216	9%	1,350	1,203	12%

Gold total cash costs[b,g] ($/oz)	963	986	(2)%	855	13%	974	844	15%

Gold all-in sustaining costs[b,g] ($/oz)	1,355	1,370	(1)%	1,212	12%	1,362	1,188	15%

Copper production (millions of pounds)[g]	107	88	22%	120	(11)%	195	221	(12)%

Copper sold (millions of pounds)[g]	101	89	13%	113	(11)%	190	226	(16)%

Market copper price ($/lb)	3.84	4.05	(5)%	4.32	(11)%	3.95	4.43	(11)%

Realized copper price[b,g] ($/lb)	3.70	4.20	(12)%	3.72	(1)%	3.93	4.20	(6)%

Copper cost of sales (Barrick’s share)[g,i] ($/lb)	2.84	3.22	(12)%	2.11	35%	3.02	2.16	40%

Copper C1 cash costs[b,g] ($/lb)	2.28	2.71	(16)%	1.70	34%	2.48	1.75	42%

Copper all-in sustaining costs[b,g] ($/lb)	3.13	3.40	(8)%	2.87	9%	3.26	2.86	14%

	As at 6/30/23	As at 3/31/23	% Change	As at 6/30/22	% Change

Financial Position ($ millions)

Debt (current and long-term)	4,774	4,777	0%	5,144	(7)%

Cash and equivalents	4,157	4,377	(5)%	5,780	(28)%

Debt, net of cash	617	400	54%	(636)	197%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Represents adjusted EBITDA divided by revenue.

d.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

e.

Total consolidated capital expenditures also includes capitalized interest of $7 million and $15 million, respectively, for the three and six month periods ended June 30, 2023 (March 31, 2023: $8 million and June 30, 2022: $6 million and $11 million, respectively).

f.	Represents net cash provided by operating activities divided by revenue.

g.	On an attributable basis.

h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

[i].	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK SECOND QUARTER 2023	20	PRESS RELEASE

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022

Revenue (notes 4 and 5)	$2,833	$2,859	$5,476	$5,712

Costs and expenses (income)

Cost of sales (notes 4 and 6)	1,937	1,850	3,878	3,589

General and administrative expenses	28	30	67	84

Exploration, evaluation and project expenses	101	100	172	167

Impairment charges (notes 8b and 12)	22	3	23	5

(Gain) loss on currency translation	(12)	6	26	9

Closed mine rehabilitation	(13)	(128)	9	(125)

Income from equity investees (note 11)	(58)	(89)	(111)	(188)

Other expense (income) (note 8a)	18	2	70	(9)

Income before finance costs and income taxes	$810	$1,085	$1,342	$2,180

Finance costs, net	(44)	(89)	(102)	(177)

Income before income taxes	$766	$996	$1,240	$2,003

Income tax expense (note 9)	(264)	(279)	(469)	(580)

Net income	$502	$717	$771	$1,423

Attributable to:

Equity holders of Barrick Gold Corporation	$305	$488	$425	$926

Non-controlling interests (note 15)	$197	$229	$346	$497

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 7)

Net income

Basic	$0.17	$0.27	$0.24	$0.52

Diluted	$0.17	$0.27	$0.24	$0.52

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2023 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2023	21	PRESS RELEASE

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022

Net income	$502	$717	$771	$1,423

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	—	1	(3)	1

Items that will not be reclassified to profit or loss:

Actuarial loss on post employment benefit obligations, net of tax $nil, $nil, $nil and $nil	—	(1)	—	(1)

Net change on equity investments, net of tax $(1), $2, $(1) and $(6)	(5)	(26)	(5)	32

Total other comprehensive (loss) income	(5)	(26)	(8)	32

Total comprehensive income	$497	$691	$763	$1,455

Attributable to:

Equity holders of Barrick Gold Corporation	$300	$462	$417	$958

Non-controlling interests	$197	$229	$346	$497

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2023 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2023	22	PRESS RELEASE

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022

OPERATING ACTIVITIES

Net income	$502	$717	$771	$1,423

Adjustments for the following items:

Depreciation	480	476	975	936

Finance costs, net[1]	44	89	102	177

Impairment charges (notes 8b and 12)	22	3	23	5

Income tax expense (note 9)	264	279	469	580

Income from equity investees (note 11)	(58)	(89)	(111)	(188)

Gain on sale of non-current assets	(3)	(20)	(6)	(22)

(Gain) loss on currency translation	(12)	6	26	9

Change in working capital (note 10)	(45)	(34)	(251)	(165)

Other operating activities (note 10)	(51)	(126)	1	(203)

Operating cash flows before interest and income taxes	1,143	1,301	1,999	2,552

Interest paid	(130)	(129)	(153)	(152)

Interest received[1]	51	12	100	22

Income taxes paid[2]	(232)	(260)	(338)	(494)

Net cash provided by operating activities	832	924	1,608	1,928

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 4)	(769)	(755)	(1,457)	(1,366)

Sales proceeds	3	22	6	23

Investment sales	—	122	—	382

Dividends received from equity method investments (note 11)	18	310	85	669

Shareholder loan repayments from equity method investments (note 11)	5	—	5	—

Net cash used in investing activities	(743)	(301)	(1,361)	(292)

FINANCING ACTIVITIES

Lease repayments	(4)	(4)	(8)	(10)

Dividends	(174)	(353)	(349)	(531)

Share buyback program	—	(173)	—	(173)

Funding from non-controlling interests (note 15)	10	—	10	—

Disbursements to non-controlling interests (note 15)	(162)	(232)	(224)	(499)

Pueblo Viejo JV partner shareholder loan	21	35	41	80

Net cash used in financing activities	(309)	(727)	(530)	(1,133)

Effect of exchange rate changes on cash and equivalents	—	(3)	—	(3)

Net increase (decrease) in cash and equivalents	(220)	(107)	(283)	500

Cash and equivalents at the beginning of period	4,377	5,887	4,440	5,280

Cash and equivalents at the end of period	$4,157	$5,780	$4,157	$5,780

[1]

2022 figures have been restated to reflect the change in presentation to present interest received ($12 million for the three months ended and $22 million for the six months ended June 30, 2022) separately from finance costs.

[2]

Income taxes paid excludes $28 million (2022: $10 million) for the three months ended June 30, 2023 and $56 million (2022: $36 million) for the six months ended June 30, 2023 of income taxes payable that were settled against offsetting value added tax (“VAT”) receivables.

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2023 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2023	23	PRESS RELEASE

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at June 30, 2023	As at December 31, 2022

ASSETS

Current assets

Cash and equivalents	$4,157	$4,440

Accounts receivable	603	554

Inventories	1,868	1,781

Other current assets (note 13b)	742	1,690

Total current assets	$7,370	$8,465

Non-current assets

Equity in investees (note 11)	4,004	3,983

Property, plant and equipment	26,311	25,821

Goodwill	3,581	3,581

Intangible assets	149	149

Deferred income tax assets	19	19

Non-current portion of inventory	2,765	2,819

Other assets	1,087	1,128

Total assets	$45,286	$45,965

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,525	$1,556

Debt	13	13

Current income tax liabilities	320	163

Other current liabilities (note 13b)	412	1,388

Total current liabilities	$2,270	$3,120

Non-current liabilities

Debt	4,761	4,769

Provisions	2,181	2,211

Deferred income tax liabilities	3,286	3,247

Other liabilities	1,303	1,329

Total liabilities	$13,801	$14,676

Equity

Capital stock (note 14)	$28,116	$28,114

Deficit	(7,208)	(7,282)

Accumulated other comprehensive income (loss)	18	26

Other	1,913	1,913

Total equity attributable to Barrick Gold Corporation shareholders	$22,839	$22,771

Non-controlling interests (note 15)	8,646	8,518

Total equity	$31,485	$31,289

Contingencies and commitments (notes 4 and 16)

Total liabilities and equity	$45,286	$45,965

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2023 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2023	24	PRESS RELEASE

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289

Net income	—	—	425	—	—	425	346	771

Total other comprehensive loss	—	—	—	(8)	—	(8)	—	(8)

Total comprehensive income (loss)	—	—	425	(8)	—	417	346	763

Transactions with owners

Dividends	—	—	(349)	—	—	(349)	—	(349)

Funding from non-controlling interests (note 15)	—	—	—	—	—	—	10	10

Disbursements to non-controlling interests (note 15)	—	—	—	—	—	—	(228)	(228)

Dividend reinvestment plan (note 14)	118	2	(2)	—	—	—	—	—

Total transactions with owners	118	2	(351)	—	—	(349)	(218)	(567)

At June 30, 2023	1,755,468	$28,116	($7,208)	$18	$1,913	$22,839	$8,646	$31,485

At January 1, 2022	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307

Net income	—	—	926	—	—	926	497	1,423

Total other comprehensive income	—	—	—	32	—	32	—	32

Total comprehensive income	—	—	926	32	—	958	497	1,455

Transactions with owners

Dividends	—	—	(531)	—	—	(531)	—	(531)

Disbursements to non-controlling interests	—	—	—	—	—	—	(524)	(524)

Dividend reinvestment plan	105	2	(2)	—	—	—	—	—

Share buyback program	(8,500)	(136)	—	—	(37)	(173)	—	(173)

Total transactions with owners	(8,395)	(134)	(533)	—	(37)	(704)	(524)	(1,228)

At June 30, 2022	1,770,936	$28,363	($6,173)	$9	$1,912	$24,111	$8,423	$32,534

[1]	Includes cumulative translation losses at June 30, 2023: $95 million (December 31, 2022: $93 million; June 30, 2022: $93 million).
[2]	Includes additional paid-in capital as at June 30, 2023: $1,875 million (December 31, 2022: $1,875 million; June 30, 2022: $1,874 million).

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2023 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2023	25	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration — each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2022.

Endnotes

Endnote 1

On an attributable basis.

Endnote 2

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; acquisition/disposition gains/losses; foreign currency translation gains/losses; significant tax adjustments; other items that are not indicative of the underlying operating performance of our core mining business; and tax effect and non-controlling interest of the above items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the six months ended

	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22

Net earnings attributable to equity holders of the Company	305	120	488	425	926

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	22	1	3	23	5

Acquisition/disposition gains[b]	(3)	(3)	(20)	(6)	(22)

(Gain) loss on currency translation	(12)	38	6	26	9

Significant tax adjustments[c]	33	48	38	81	55

Other (income) expense adjustments[d]	(3)	63	(95)	60	(82)

Non-controlling interest[e]	(7)	(6)	(7)	(13)	(7)

Tax effect[e]	1	(14)	6	(13)	(2)

Adjusted net earnings	336	247	419	583	882

Net earnings per share[f]	0.17	0.07	0.27	0.24	0.52

Adjusted net earnings per share[f]	0.19	0.14	0.24	0.33	0.50

a.	For the three and six month periods ended June 30, 2023, net impairment charges were mainly related to miscellaneous assets.
b.	For the three and six month periods ended June 30, 2022, acquisition/disposition gains were primarily related to miscellaneous permit and land assets.
c.

For the three and six month periods ended June 30, 2023, significant tax adjustments were mainly related to the settlement agreement to resolve the tax dispute at Porgera, adjustments in respect of prior years and the re-measurement of deferred tax balances.

d.

For the three month period ended March 31, 2023 and the six month period ended June 30, 2023, other (income) expense adjustments mainly relate to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. Other (income) expense adjustments for all periods were also impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera.

e.	Non-controlling interest and tax effect for the three and six month periods ended June 30, 2023 primarily relates to loss on currency translation.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

BARRICK SECOND QUARTER 2023	26	PRESS RELEASE

Endnote 3

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries.

Endnote 4

“Realized price” is a non-GAAP financial performance measure which excludes from sales: treatment and refining charges; and cumulative catch-up adjustment to revenue relating to our streaming arrangements. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our company’s past performance and is a better indicator of its expected performance in future periods. The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
	For the three months ended						For the six months ended

	6/30/23	3/31/23	6/30/22	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22	6/30/23	6/30/22

Sales	2,584	2,411	2,597	189	171	211	4,995	5,108	360	498

Sales applicable to non-controlling interests	(787)	(723)	(779)	0	0	0	(1,510)	(1,566)	0	0

Sales applicable to equity method investments[a,b]	171	126	145	133	160	164	297	281	293	352

Sales applicable to sites in closure or care and maintenance[c]	(2)	(7)	(30)	0	0	0	(9)	(30)	0	0

Treatment and refinement charges	8	7	2	50	43	47	15	5	93	98

Revenues – as adjusted	1,974	1,814	1,935	372	374	422	3,788	3,798	746	948

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,001	954	1,040	101	89	113	1,955	2,033	190	226

Realized gold/copper price per ounce/pound[d]	1,972	1,902	1,861	3.70	4.20	3.72	1,938	1,868	3.93	4.20

a.

Represents sales of $171 million and $297 million, respectively, for the three and six month periods ended June 30, 2023 (March 31, 2023: $126 million and June 30, 2022: $145 million and $282 million, respectively) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $81 million and $179 million, respectively, for the three and six month periods ended June 30, 2023 (March 31, 2023: $98 million and June 30, 2022: $99 million and $217 million, respectively) applicable to our 50% equity method investment in Zaldívar and $58 million and $127 million, respectively (March 31, 2023: $69 million and June 30, 2022: $69 million and $144 million, respectively), applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.	Excludes Pierina, which is producing incidental ounces while in closure.
d.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Endnote 5

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended			For the six months ended

	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22

Net cash provided by operating activities	832	776	924	1,608	1,928

Capital expenditures	(769)	(688)	(755)	(1,457)	(1,366)

Free cash flow	63	88	169	151	562

Endnote 6

Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production

BARRICK SECOND QUARTER 2023	27	PRESS RELEASE

levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

($ millions)	For the three months ended			For the six months ended

	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22

Minesite sustaining capital expenditures	524	454	523	978	943

Project capital expenditures	238	226	226	464	412

Capitalized interest	7	8	6	15	11

Total consolidated capital expenditures	769	688	755	1,457	1,366

Endnote 7

These amounts are presented on the same basis as our guidance.

Endnote 8

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, and Bulyanhulu, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 47.5% share of Porgera and our 45% share of Kibali.

Endnote 9

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis. “Total cash costs” per ounce start with our cost of sales related to gold production and removes depreciation, the noncontrolling interest of cost of sales and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. “All-in costs” per ounce start with “All-in sustaining costs” and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2023	28	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the six months ended

	Footnote	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22

Cost of sales applicable to gold production		1,753	1,761	1,703	3,514	3,285

Depreciation		(413)	(445)	(438)	(858)	(857)

Cash cost of sales applicable to equity method investments		67	63	54	130	105

By-product credits		(60)	(61)	(51)	(121)	(106)

Non-recurring items	a	0	0	0	0	0

Other	b	5	0	(22)	5	(23)

Non-controlling interests	c	(388)	(378)	(358)	(766)	(689)

Total cash costs		964	940	888	1,904	1,715

General & administrative costs		28	39	30	67	84

Minesite exploration and evaluation costs	d	14	11	20	25	30

Minesite sustaining capital expenditures	e	524	454	523	978	943

Sustaining leases		9	7	6	16	15

Rehabilitation - accretion and amortization (operating sites)	f	15	14	13	29	24

Non-controlling interest, copper operations and other	g	(197)	(159)	(221)	(356)	(397)

All-in sustaining costs		1,357	1,306	1,259	2,663	2,414

Global exploration and evaluation and project expense	d	87	60	80	147	137

Community relations costs not related to current operations		1	0	0	1	0

Project capital expenditures	e	238	226	226	464	412

Non-sustaining leases		0	0	0	0	0

Rehabilitation - accretion and amortization (non-operating sites)	f	6	6	5	12	8

Non-controlling interest and copper operations and other	g	(122)	(88)	(68)	(210)	(126)

All-in costs		1,567	1,510	1,502	3,077	2,845

Ounces sold - equity basis (000s ounces)	h	1,001	954	1,040	1,955	2,033

Cost of sales per ounce	i,j	1,323	1,378	1,216	1,350	1,203

Total cash costs per ounce	j	963	986	855	974	844

Total cash costs per ounce (on a co-product basis)	j,k	1,003	1,030	887	1,016	878

All-in sustaining costs per ounce	j	1,355	1,370	1,212	1,362	1,188

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,395	1,414	1,244	1,404	1,222

All-in costs per ounce	j	1,566	1,583	1,444	1,574	1,399

All-in costs per ounce (on a co-product basis)	j,k	1,606	1,627	1,476	1,616	1,433

a.	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

b.	Other

Other adjustments for the three and six month periods ended June 30, 2023 include the removal of total cash costs and by-product credits associated with Pierina, Golden Sunlight, and Buzwagi, which all are producing incidental ounces, of $nil and $3 million, respectively (March 31, 2023: $3 million; June 30, 2022: $7 million and $10 million, respectively).

c.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $533 million and $1,062 million, respectively, for the three and six month periods ended June 30, 2023 (March 31, 2023: $529 million and June 30, 2022: $505 million and $981 million, respectively). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 5 to the Financial Statements for further information.

d.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 50 of Barrick’s Q2 2023 MD&A.

e.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the plant expansion project at Pueblo Viejo and the solar projects at NGM and Loulo-Gounkoto. Refer to page 49 of Barrick’s Q2 2023 MD&A.

f.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden Sunlight, and Buzwagi. The impact is summarized as the following:

BARRICK SECOND QUARTER 2023	29	PRESS RELEASE

($ millions)	For the three months ended			For the six months ended

Non-controlling interest, copper operations and other	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22

General & administrative costs	(5)	(6)	(5)	(11)	(18)

Minesite exploration and evaluation expenses	(4)	(4)	(7)	(8)	(10)

Rehabilitation - accretion and amortization (operating sites)	(5)	(5)	(4)	(10)	(7)

Minesite sustaining capital expenditures	(183)	(144)	(205)	(327)	(362)

All-in sustaining costs total	(197)	(159)	(221)	(356)	(397)

Global exploration and evaluation and project expense	(37)	(12)	(11)	(49)	(15)

Project capital expenditures	(85)	(76)	(57)	(161)	(111)

All-in costs total	(122)	(88)	(68)	(210)	(126)

h.	Ounces sold - equity basis

Figures remove the impact of: Pierina and Buzwagi. Some of these assets are producing incidental ounces while in closure or care and maintenance.

i.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $nil and $3 million, respectively, for the three and six month periods ended June 30, 2023 (March 31, 2023: $3 million and June 30, 2022: $8 million and $11 million, respectively); Golden Sunlight of $nil and $nil, respectively, for the three and six month periods ended June 30, 2023 (March 31, 2023: $nil and June 30, 2022: $nil and $nil respectively); Buzwagi of $nil and $nil, respectively, for the three and six month periods ended June 30, 2023 (March 31, 2023: $nil and June 30, 2022: $nil and $nil, respectively), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended			For the six months ended

	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22

By-product credits	60	61	51	121	106

Non-controlling interest	(20)	(19)	(18)	(39)	(37)

By-product credits (net of non-controlling interest)	40	42	33	82	69

Endnote 10

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures related to our copper mine operations. We believe that “C1 cash costs” per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. “C1 cash costs” per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. “All-in sustaining costs” per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. “All-in sustaining costs” per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and writedowns taken on inventory to net realizable value. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2023	30	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended			For the six months ended

	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22

Cost of sales	176	174	143	350	297

Depreciation/amortization	(59)	(44)	(34)	(103)	(72)

Treatment and refinement charges	50	43	47	93	98

Cash cost of sales applicable to equity method investments	84	87	74	171	146

Less: royalties	(16)	(15)	(32)	(31)	(64)

By-product credits	(6)	(4)	(6)	(10)	(9)

Other	0	0	0	0	0

C1 cash costs	229	241	192	470	396

General & administrative costs	4	6	6	10	18

Rehabilitation - accretion and amortization	2	2	1	4	2

Royalties	16	15	32	31	64

Minesite exploration and evaluation costs	2	2	5	4	8

Minesite sustaining capital expenditures	58	33	89	91	156

Sustaining leases	4	3	2	7	3

All-in sustaining costs	315	302	327	617	647

Pounds sold - consolidated basis (millions pounds)	101	89	113	190	226

Cost of sales per pound[a,b]	2.84	3.22	2.11	3.02	2.16

C1 cash costs per pound[a]	2.28	2.71	1.70	2.48	1.75

All-in sustaining costs per pound[a]	3.13	3.40	2.87	3.26	2.86

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 11

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a reserve potential of greater than five million tonnes of contained copper and C1 cash costs per pound over the mine life that are in the lower half of the industry cost curve.

Endnote 12

Refer to the Technical Report on the Pueblo Viejo Mine, Dominican Republic, dated March 17, 2023 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 17, 2023.

Endnote 13

Porgera was placed on temporary care and maintenance on April 25, 2020 and remains excluded from our 2023 guidance. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations.

Endnote 14

Gold Equivalent Ounces from copper assets are calculated using a gold price of $1,300/oz; and copper price of $3.00/lb.

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities:

Estimates as of December 31, 2022: Proven mineral reserves of 260 million tonnes grading 2.26g/t, representing 19 million ounces of gold, and 390 million tonnes grading 0.40%, representing 3,500 million pounds of copper. Probable reserves of 1,200 million tonnes grading 1.53g/t, representing 57 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper.

Estimates as of December 31, 2021: Proven mineral reserves of 240 million tonnes grading 2.20 g/t, representing 17 million ounces of gold, and 380 million tonnes grading 0.41%, representing 3,400 million pounds of copper. Probable reserves of 1,000 million tonnes grading 1.60 g/t, representing 53 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper.

Estimates as of December 31, 2020: Proven reserves of 280 million tonnes grading 2.37 g/t, representing 21 million ounces of gold, and 350 million tonnes grading 0.39%, representing 3,000 million pounds of copper. Probable reserves of 990 million tonnes grading 1.46 g/t, representing 47 million ounces of gold, and 1,100 million tonnes grading 0.39%, representing 9,700 million pounds of copper.

Estimates as of December 31, 2019: Proven reserves of 280 million tonnes grading 2.42 g/t, representing 22 million ounces of gold, and 420 million tonnes grading 0.4%, representing 3,700 million pounds of copper. Probable reserves of 1,000 million tonnes grading 1.48 g/t, representing 49 million ounces of gold, and 1,200 million tonnes grading 0.38%, representing 9,800 million pounds of copper. Estimates as of December 31, 2019 reflect Barrick’s acquisition of all of the shares of Acacia Mining plc that it did not already own as of September 17, 2019.

Acquisitions and divestments includes the following: a decrease of 2.2 Moz in proven and probable gold reserves from December 31, 2019 to December 31, 2020, as a result of the divestiture of Barrick’s Massawa gold project effective March 4, 2020; and a decrease of 0.90 Moz in proven and probable gold reserves from December 31, 2020 to December 31, 2021, as a result of the change in Barrick’s equity interest in Porgera from 47.5% to 24.5% and the net impact of the asset exchange of Lone Tree to i-80 Gold for the remaining 50% of South Arturo that Nevada Gold Mines did not already own.

Endnote 15

Reko Diq is a world class copper-gold mine in the making located in Chagai district of Balochistan province, in Pakistan. One of the largest undeveloped copper-gold projects in the world, Reko Diq is owned 50% by Barrick, 25% by three federal state-owned enterprises, 15% by the Province of Balochistan on a fully funded basis and 10% by the Province of Balochistan on a free carried basis. Barrick is now updating the project’s 2010 feasibility and 2011 feasibility expansion studies. This should be completed by 2024, with 2028 targeted for first production.

Reko Diq is expected to have a life of at least 40 years as a truck-and-shovel open pit operation with processing facilities producing a high-quality copper-gold concentrate. Construction is expected in two phases with a combined process capacity of 80 million tonnes per annum.

Reko Diq will be a major contributor to Pakistan’s economy which is expected to have a transformative impact on the Balochistan province where, in addition to the economic benefits it will generate, the mine will also create jobs, promote the growth of a regional economy and invest in development programs.

Endnote 16

Includes Goldrush.

BARRICK SECOND QUARTER 2023	31	PRESS RELEASE

Endnote 17

Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.

Endnote 18

Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina which is producing incidental ounces while in closure.

Endnote 19

Includes corporate administration costs.

Endnote 20

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. EBITDA and adjusted EBITDA are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended			For the six months ended

	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22

Net earnings	502	269	717	771	1,423

Income tax expense	264	205	279	469	580

Finance costs, net[a]	23	37	73	60	149

Depreciation	480	495	476	975	936

EBITDA	1,269	1,006	1,545	2,275	3,088

Impairment charges (reversals) of non-current assets[b]	22	1	3	23	5

Acquisition/disposition gains[c]	(3)	(3)	(20)	(6)	(22)

(Gain) loss on currency translation	(12)	38	6	26	9

Other (income) expense adjustments[d]	(3)	63	(95)	60	(82)

Income tax expense, net finance costs[a], and depreciation from equity investees	95	78	88	173	174

Adjusted EBITDA	1,368	1,183	1,527	2,551	3,172

a.	Finance costs exclude accretion.
b.	For the three and six month periods ended June 30, 2023, net impairment charges were mainly related to miscellaneous assets.
c.	For the three and six month periods ended June 30, 2022, acquisition/disposition gains were primarily related to miscellaneous permit and land assets.
d.

For the three month period ended March 31, 2023 and the six month period ended June 30, 2023, other (income) expense adjustments mainly relate to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. Other (income) expense adjustments for all periods were also impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera.

BARRICK SECOND QUARTER 2023	32	PRESS RELEASE

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD	The New York Stock Exchange
ABX	The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

301 – 100 Adelaide Street West

Toronto, Ontario M5H 4H1

or

Equiniti Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: shareholderinquiries@tmx.com

Website: www.tsxtrust.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “strategy”, “target”, “plan”, “focus”, “scheduled”, “commitment” “opportunities”, “guidance”, “project”, “expand”, “continue”, “progress”, “runway”, “on track”, “estimate”, “growth”, “potential”, “future”, “extend”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance, including our ten-year production profile for gold and copper; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates, including expected mineral reserve replacement in 2023 and 2024; Barrick’s global exploration strategy and planned exploration activities, including the expected benefits of conversion drilling at the greater Leeville complex; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status, including Porgera and Lumwana; Barrick’s copper strategy; our plans and expected completion and benefits of our growth projects, including the Pueblo Viejo plant expansion and mine life extension project, solar and battery storage system expansion project at Loulo-Gounkoto and maintenance and processing initiatives at Nevada Gold Mines; potential mineralization and metal or mineral recoveries; expected timing for the feasibility study and targeted first production for the Reko Diq project; the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine and the timeline to recommence operations; our pipeline of high confidence projects at or near existing operations; Barrick’s global exploration strategy and planned exploration activities; Barrick’s partnership with the Government of Tanzania under the framework agreement; Lumwana’s ability to further extend the life of mine through the development of a Super Pit and targeted pre-construction and first production; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations, economic contributions and education, infrastructure and procurement initiatives, climate change and biodiversity initiatives; Barrick’s talent management strategy; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and

BARRICK SECOND QUARTER 2023	33	PRESS RELEASE

perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a Record of Decision for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study, the environmental license for the construction and operation of the El Naranjo tailings storage facility for Pueblo Viejo, and permitting activities required to optimize Long Canyon’s life of mine; non-renewal of key licenses by governmental authorities, including the new Special Mining Lease for Porgera; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to greenhouse gas emission levels, energy efficiency and reporting of risks; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cyber-attacks, cybersecurity breaches, or similar network or system disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2023 guidance, as well as its ten-year production profile for gold and copper, may be impacted by the ongoing business and social disruption caused by the spread of Covid-19.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK SECOND QUARTER 2023	34	PRESS RELEASE